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OPTIONSXPRESS HOLDINGS, INC.

December 10, 2004

VIA EDGAR SUBMISSION AND UPS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	William Friar Gregory Dundas
      Re:
      optionsXpress Holdings, Inc.:
      Selected Supplemental Materials Provided in Response to Staff
      Comments on Registration Statement on Form S-1
      (file No. 333-119967, the "Registration Statement")
      Filed October 26, 2004

Gentlemen:

        optionsXpress Holdings, Inc. (the "Company") has today filed Amendment No. 1 to the Registration Statement with respect to its initial public offering. This letter supplements the letter, dated the date hereof, submitted by the Company in response to your letter, dated November 24, 2004 (the "Comment Letter"), relating to comments of the staff in connection with the Registration Statement.

        In response to comments 10, 26 and 36 of the Comment Letter, we are enclosing the following supplemental materials for your review:

  •
  an industry research report from Raymond James & Associates, Inc. and an article from Securities Week (in response to comment 10);

  •
  a forecast report from Jupiter Research and yearly volume data from the website of The Options Clearing Corporation (in response to comment 26); and

  •
  forms of the materials that the Company intends to use in connection with its directed share program (in response to comment 36).

        After you complete your review of the enclosed materials, please return them to me at the following address: 39 South LaSalle Street, Suite 220, Chicago, Illinois 60603.

        We appreciate your timely consideration of these supplemental materials in your review of the submission described above. If you have any questions related to this letter, please contact me at (312) 630-3300 or Gerald T. Nowak of Kirkland & Ellis LLP at (312) 861-2075.

Sincerely,
/s/ David A. Fisher David A. Fisher Chief Financial Officer
cc:
David S. Kalt
Gerald T. Nowak

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OPTIONSXPRESS HOLDINGS, INC.